Filed pursuant to Rule 424(b)(3)

Registration No. 333-100481

PROSPECTUS

$165,000,000

4.75% Convertible Senior Debentures, Series K, due 2032

and Shares of Common Stock Issuable upon Conversion of the Debentures

            We issued the debentures in a private placement in the third quarter of 2002 at an issue price of $1,000 per debenture. Under this prospectus, the selling securityholders named herein or in any supplements hereto may offer and sell their debentures and the shares of common stock issuable upon conversion of their debentures.

            The debentures will mature on August 1, 2032. We will generally pay interest at a rate of 4.75% per year on the principal amount of the debentures payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2003. We may redeem for cash some or all of the debentures at any time on or after August 5, 2006 at redemption prices set forth under "Description of Debentures - Optional Redemption."

            Holders may convert their debentures prior to maturity into 24.7188 shares of our common stock for each $1,000 principal amount of debentures (equivalent to an initial conversion price of $40.455 per share based on the principal amount of the debentures) under any of the circumstances set forth under "Description of Debentures –Conversion Rights." The conversion rate may be adjusted as described in this prospectus. Our common stock is listed on the New York Stock Exchange under the symbol "CTL." On February 10, 2003, the last reported sale price of our common stock was $27.50.

            We will pay contingent interest to the holders of debentures during any six-month period from August 1 to January 31 and from February 1 to July 31, commencing with the six-month period beginning August 1, 2006, if the average price of a debenture for the period described herein equals 120% or more of the principal amount of such debentures. The amount of contingent interest payable per debenture in respect of any six-month period will equal the greater of (i) the cash dividends paid by us per share on our common stock during that six-month period multiplied by the number of shares of common stock issuable upon conversion of a debenture and (ii) .125% of the average price of a debenture for the related five trading day reference period. For a discussion of the special regulations governing contingent payment debt instruments, see "Certain United States Federal Income Tax Consequences."

            Holders have the right to require us to purchase all or a portion of the debentures on August 1, 2006, August 1, 2010 and August 1, 2017. In each case, the purchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date. We will pay cash for all debentures so purchased on August 1, 2006. For any such purchases on or after August 1, 2010, we may choose to pay the purchase price in cash or shares of our common stock valued at their market price (as defined in this prospectus), or any combination thereof, except that we will pay any accrued and unpaid interest in cash.

            If we undergo a change of control, holders may require us to purchase for cash all or a portion of their debentures at a purchase price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest to the purchase date.

            The debentures are our senior unsecured obligations. The debentures rank senior to any of our future subordinated debt and equally in right of payment with all of our existing and future unsecured and unsubordinated debt.

            Investing in our debentures or shares of our common stock involves risks. See "Risk Factors" beginning on page 9 of this prospectus.

            We will not receive any of the proceeds from the sale by any of the selling securityholders of the debentures or the shares of our common stock. The debentures and the shares of our common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, our common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any debentures or shares of common stock as principals, any profits received by such broker-dealers on the resale of the debentures or shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is  February 10, 2003.

            NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CENTURYTEL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CENTURYTEL SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
WHERE YOU CAN FIND MORE INFORMATION	1
PROSPECTUS SUMMARY	3
RISK FACTORS	9
USE OF PROCEEDS	13
EARNINGS RATIOS	13
PRICE RANGE AND DIVIDENDS OF COMMON STOCK	14
CAPITALIZATION	15
DESCRIPTION OF DEBENTURES	17
DESCRIPTION OF COMMON STOCK	32
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	35
SELLING SECURITYHOLDERS	39
PLAN OF DISTRIBUTION	44
LEGAL MATTERS	47
EXPERTS	47

FORWARD-LOOKING STATEMENTS

            Certain statements contained or incorporated by reference in this prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Our actual results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:

•

our ability to effectively manage our growth, including integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

•	the risks inherent in rapid technological change

•	the effects of ongoing changes in the regulation of the communications industry, including the final outcome of pending regulatory and judicial proceedings affecting communication companies generally

•	the effects of greater than anticipated competition in our markets

•	possible changes in the demand for, or pricing of, our products and services, including lower than anticipated demand for our newly offered products and services

•	our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

•

the direct and indirect effects on our business resulting from the financial difficulties of other communications companies, including the effect on our ability to collect receivables from financially troubled carriers and our ability to access the capital markets on favorable terms, and

•	the effects of more general factors, such as changes in interest rates, in the capital markets, in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of the document in which they appear. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

WHERE YOU CAN FIND MORE INFORMATION

            We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov. You may also obtain certain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

            We have filed a shelf registration statement on Form S-3 and related exhibits with the SEC under the Securities Act. The shelf registration statement may contain additional information that may be important to you. You may obtain a copy of the shelf registration statement and exhibits from the SEC as indicated above.

            In this document, we "incorporate by reference" certain information that we file with the SEC, which means that we can disclose important information to you by referring to that information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus. You should therefore read the information incorporated by reference in this prospectus with the same care you use when reading this prospectus. Certain information that we file later with the SEC will automatically update and supersede information incorporated by reference in this prospectus and information contained in this prospectus.

            We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

•	Annual Report on Form 10-K for the year ended December 31, 2001.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

•

Current Reports on Form 8-K filed on January 31, 2002, February 1, 2002, March 22, 2002, April 25, 2002, April 29, 2002, May 3, 2002, June 28, 2002, July 15, 2002, July 19, 2002, July 26, 2002, August 13, 2002 (two reports), August 14, 2002, August 22, 2002, October 8, 2002, October 25, 2002, January 13, 2003, and January 31, 2003.

•

The description of our common stock contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed November 19, 1999), and the description of our related preference share purchase rights contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed on November 19, 1999).

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

            At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing us at 100 CenturyTel Drive, Monroe, Louisiana 71203, Attention: Harvey P. Perry, or by telephoning us at (318) 388-9000. In addition, so long as any debentures remain outstanding as "restricted securities" within the meaning of Rule 144 under the Securities Act, we will make available to any holder of debentures, upon request, at the same address and phone number, information as is necessary to permit sales pursuant to Rule 144 and Rule 144A under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

PROSPECTUS SUMMARY

            This summary highlights selected information from the prospectus and is not intended to contain all of the information that may be important to you. You should read the entire prospectus and the documents to which we have referred you. As used in this prospectus, the terms "CenturyTel," "we," "our," and "us" refer to CenturyTel, Inc., and not any of its subsidiaries (unless the context requires and except under the heading "CenturyTel" immediately below, where such terms refer to the consolidated operations of CenturyTel, Inc. and its subsidiaries).

CenturyTel

            We are a regional integrated communications company. We are primarily engaged in providing local telephone communications services in 22 states. We also provide long distance, Internet, competitive local exchange, broadband data, security monitoring, and other communications and business information services. As described further below, we recently sold our wireless communications business. For the nine months ended September 30, 2002, local telephone services provided approximately 88% of our consolidated operating revenues from continuing operations.

            Our principal offices are located at 100 CenturyTel Drive, Monroe, Louisiana 71203, telephone number: (318) 388-9000.

Operations

            Telephone operations.   Based on published sources, we believe that we are currently the eighth largest local exchange telephone company in the United States, measured by the number of telephone access lines served. At September 30, 2002, our telephone subsidiaries served over 2.4 million access lines in 22 states, primarily in rural, suburban and small urban communities. All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

            The following table sets forth information with respect to our access lines as of September 30, 2002:

State	Number of Access Lines		Percent of Access Lines
Wisconsin	494,707	(1)	20.3%
Missouri	485,063	(2)	19.9%
Alabama	292,969		12.0%
Arkansas	269,708		11.1%
Washington	189,415		7.8%
Michigan	115,531		4.7%
Louisiana	104,689		4.3%
Colorado	97,090		4.0%
Ohio	84,481		3.5%
Oregon	77,303		3.2%
Montana	66,044		2.7%
Texas	49,602		2.0%
Minnesota	31,111		1.3%
Tennessee	27,606		1.1%
Mississippi	24,212		1.0%
New Mexico	6,547		—(3)
Idaho	6,064		—(3)
Wyoming	5,550		—(3)
Indiana	5,470		—(3)
Iowa	2,079		—(3)
Arizona	1,990		—(3)
Nevada	513		—(3)
	2,437,744		100%

__________

(1) Approximately 61,930 of these lines are owned and operated by CenturyTel’s 89%-owned affiliate.

(2) Approximately 130,870 of these lines are owned and operated by CenturyTel’s 75.7%-owned affiliate.

(3) Represents less than 1%.

_______________

            Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At September 30, 2002, our telephone subsidiaries had approximately 13,800 miles of fiber optic cable in use.

            Other operations. We also provide long distance, Internet, competitive local exchange, broadband data, and security monitoring in certain local and regional markets, as well as certain printing and related business information services. At September 30, 2002, our long distance business served approximately 584,890 customers in certain of our markets, and we provided Internet access services to a total of approximately 171,900 customers, 129,800 of which received traditional dial-up Internet service and 42,100 of which received retail DSL services.

            In late 2000, we began offering competitive local exchange telephone services, coupled with long distance, Internet access and other services, to small to medium-sized businesses in Monroe and Shreveport, Louisiana, and in late 2001, we began offering similar services in Grand Rapids and Lansing, Michigan.

Acquisitions and Dispositions

            Wireline acquisitions. On July 1, 2002, we completed the purchase of assets comprising all of the local exchange telephone operations of Verizon Communications, Inc. ("Verizon") in the state of Alabama for approximately $1.022 billion in cash. The assets purchased include (i) all telephone access lines (which numbered nearly 300,000 at the time of purchase) and related property and equipment comprising Verizon’s local exchange operations in 90 exchanges in predominantly rural markets throughout Alabama, (ii) Verizon’s assets used to provide DSL and other high speed data services within the purchased exchanges and (iii) approximately 1,400 route miles of fiber optic cable within the purchased exchanges. The acquired assets do not include Verizon’s wireless, long distance, dial-up Internet, or directory publishing operations, or rights under various Verizon contracts, including those relating to customer premise equipment. We did not assume any liabilities of Verizon other than (i) those associated with contracts, facilities and certain other assets transferred in connection with the purchase and (ii) certain employee-related liabilities, including liabilities for postretirement health benefits.

            On August 31, 2002, we completed the purchase of assets comprising all of Verizon’s local exchange telephone operations in the state of Missouri for approximately $1.179 billion in cash. The assets purchased include (i) all telephone access lines (which numbered approximately 354,000 at the time of purchase) and related property and equipment comprising Verizon’s local exchange operations in 98 exchanges in predominantly rural and suburban markets throughout Missouri, several of which are adjacent to properties that we have owned and operated since 2000, (ii) Verizon’s assets used to provide DSL and other high speed data services within the purchased exchanges in Missouri and (iii) an aggregate of approximately 1,400 route miles of fiber optic cable within the purchased exchanges in Missouri. Our agreement with Verizon relating to assets retained by Verizon and liabilities assumed by us in the transaction are the same as those described above for the Alabama purchase.

            Wireless operations divestiture. On August 1, 2002, we completed the sale of substantially all of our wireless operations to an affiliate of ALLTEL Corporation ("Alltel"). We received approximately $1.591 billion in connection with the transaction ($1.285 billion after tax). We retained a minority interest in one market, which Alltel has agreed to purchase from us for approximately $68 million, subject to several closing conditions. The parties are currently in discussions regarding whether these closing conditions have been met. No assurance can be given that this sale will occur.

In connection with this transaction, we divested our (i) interests in our majority-owned and operated cellular systems, which at June 30, 2002 served approximately 783,000 customers and had access to approximately 7.8 million pops, (ii) minority cellular equity interests representing approximately 1.8 million pops at June 30, 2002, and (iii) licenses to provide Personal Communications Services covering approximately 1.3 million pops in Wisconsin and Iowa.

            Pro Forma Information. For more information on our recent acquisitions and divestiture, we refer you to the unaudited pro forma consolidated condensed financial information incorporated by reference herein from our current report on Form 8-K dated November 14, 2002 and filed with the SEC on January 13, 2003.

            Future acquisitions. We continually evaluate the possibility of acquiring additional communications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring interests near our properties or that serve a customer base large enough for us to operate efficiently, we may also acquire other communications interests and these acquisitions could have a material impact upon CenturyTel.

_______________

            When used in this prospectus, (1) the term "FCC" means the Federal Communications Commission, (2) the term "DSL" means digital subscriber lines, through which we provide high-speed Internet service, and (3) the term "pops," whenever used with respect to wireless operations, means the population of licensed markets (based on independent third-party population estimates) multiplied by our proportionate equity interests in the licensed operators of those markets.

The Debentures

Debentures Covered by this Prospectus	$165 million aggregate principal amount of 4.75% Convertible Senior Debentures, Series K, due 2032 of CenturyTel.

Maturity	August 1, 2032.

Ranking

The debentures are our senior unsecured obligations. The debentures rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. As of September 30, 2002, we had approximately $3.2 billion of unsecured and unsubordinated debt that would have ranked equally with the debentures. However, we are a holding company and, therefore, the debentures will be effectively subordinated to all existing and future obligations of our subsidiaries. As of September 30, 2002, the long-term debt of our subsidiaries was $517.3 million.

Interest

4.75% per year on the principal amount payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2003. We will pay contingent interest if it becomes payable as described below and elsewhere in this prospectus.

Contingent Interest

We will pay contingent interest to the holders of debentures during any six-month period from August 1 to January 31 and from February 1 to July 31, commencing with the six-month period beginning August 1, 2006, if the average Debenture Price for the Applicable Five Trading Day Period (each as defined in "Description of Debentures –Contingent Interest") equals 120% or more of the principal amount of such debentures. The amount of contingent interest payable per debenture in respect of any six-month period will equal the greater of (1) the cash dividends paid by us per share on our common stock during that six-month period multiplied by the number of shares of common stock issuable upon conversion of a debenture and (2) .125% of the average Debenture Price for the Applicable Five Trading Day Period.

Conversion Rights	Holders may convert their debentures prior to maturity, in multiples of $1,000 principal amount, under any of the following circumstances:

• at any time at the option of the holder if the average sale price (as defined under "Description of Debentures –Conversion Rights") of our common stock for the last 20 trading days in the preceding calendar quarter is greater than or equal to 120% of the conversion price;

	•	if the credit rating assigned to the debentures is reduced to Ba2 or lower by Moody’s Investor’s Service Inc. ("Moody’s") or BB+ or lower by Standard and Poor’s Ratings Group ("S&P");

	•	if we call the debentures for redemption as described in this prospectus; or

	•	upon the occurrence of specified corporate transactions described under "Description of Debentures –Conversion Rights — Conversion Upon Specified Corporate Transactions."

For each debenture surrendered for conversion, a holder will receive 24.7188 shares of our common stock. This represents an initial conversion price of $40.455 per share of our common stock based on the issue price of the debentures. As described in this prospectus, the conversion rate may be adjusted under certain circumstances.

Optional Redemption	On or after August 5, 2006, we may redeem for cash all or part of the debentures at any time at the redemption prices set forth under "Description of Debentures –Optional Redemption."
Purchase of Debentures by CenturyTel at the Option of the Holder

Holders will have the right to require us to purchase all or a portion of the debentures on August 1, 2006, August 1, 2010 and August 1, 2017. In each case, the purchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date. We will pay cash for all debentures so purchased on August 1, 2006. For any such purchases on or after August 1, 2010, we may choose to pay the purchase price in cash or shares of our common stock valued at their market price (as defined under "Description of Debentures –Purchase of Debentures by CenturyTel at the Option of the Holder"), or any combination thereof, except that we will pay any accrued and unpaid interest in cash.

Change in Control

If we undergo a change in control, holders will have the right, at their option, to require us to purchase for cash all or any portion of their debentures not previously called for redemption. We will pay a purchase price equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date.

Tax Matters

We and each holder of debentures agreed in the supplemental indenture described herein to treat the debentures as "contingent payment debt instruments" for United States federal income tax purposes. Holders of debentures are required to accrue original issue discount on a constant yield to maturity basis at the rate at which we would borrow in a noncontingent, nonconvertible borrowing, 8.97% (which we refer to as the "comparable yield"), even though the debentures have a stated yield to maturity that is significantly lower than the comparable yield. Holders will therefore recognize taxable income significantly in excess of cash received while the debentures are outstanding. Additionally, holders will generally be required to recognize ordinary income on the gain, if any, realized (including the fair market value of the common stock received) on a sale, exchange, conversion or redemption of the debentures. See "Certain United States Federal Income Tax Consequences." No ruling will be obtained from the Internal Revenue Service concerning the application of the contingent payment debt rules to the debentures. You should consult your own tax advisor concerning the tax consequences of an investment in the debentures.

Use of Proceeds	We will not receive any proceeds from sales of any of the securities covered by this prospectus by the selling securityholders.

Book-Entry Form

The debentures are represented by two, permanent global debentures in definitive, fully-registered form without interest coupons. The global debentures have been deposited with the trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. Beneficial interests in any of the debentures will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances described in this prospectus.

Trading

The debentures are currently eligible for trading in the Portal Market. However, debentures sold using this prospectus will no longer be eligible for trading in the Portal Market. Our shares of common stock are traded on the New York Stock Exchange under the symbol "CTL."

Risk Factors You should carefully consider all of the information contained or incorporated by reference in this prospectus as well as the specific factors under "Risk Factors" beginning on page 9.

RISK FACTORS

            Before purchasing any of our securities offered by this prospectus, you should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus.

Risk Factors Relating to CenturyTel

We have a substantial amount of indebtedness.

            Principally, as a result of our recent acquisitions, we have a substantial amount of indebtedness. See "Capitalization." This could hinder our ability to adjust to changing market and economic conditions, as well as our ability to access the capital markets to refinance maturing debt in the ordinary course. In connection with executing our business strategies, we are continuously evaluating the possibility of acquiring additional communications assets, and we may elect to finance acquisitions by incurring additional indebtedness. If we incur significant additional indebtedness, our credit ratings could be adversely affected. As a result, our borrowing costs could increase, our access to capital may be adversely affected and our ability to satisfy our obligations under the debentures or our other indebtedness could be adversely affected.

Our operations have undergone material changes, and our actual operating results will differ from the results indicated in our historical and pro forma financial statements.

            As a result of our recently completed Verizon acquisitions and wireless divestiture, our mix of operating assets differs materially from those operations upon which our historical financial statements are based. Consequently, our historical financial statements may not be reliable as an indicator of future results. Moreover, the pro forma financial information incorporated by reference in this prospectus, while helpful in illustrating certain effects of our recently completed transactions and related financings, does not attempt to predict or suggest future operating results. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described in such information, nor is it necessarily indicative of our future operating results or financial position.

            In particular, you should be aware that the pro forma information incorporated by reference in this prospectus reflects our preliminary allocations of the aggregate purchase price paid in the Verizon acquisitions to the Verizon assets acquired. Such preliminary allocations include the assumption that the fair value of property, plant and equipment will approximate the carrying value thereof on the applicable dates of acquisition and that the estimated useful lives of property, plant and equipment used by the Company are comparable to those used by Verizon. The preliminary estimates of the fair value of the noncurrent assets and liabilities are subject to change upon completion of our valuation analysis. To the extent that final allocations of the purchase price cause our annual depreciation and amortization expense to differ from that presented in the pro forma information, annual earnings per share will be affected by $.01 per share for every $2.4 million difference in annual depreciation and amortization expense. Thus, for example, if we ultimately allocate an additional $95.7 million of the aggregate purchase price to property, plant and equipment (representing a 15% increase in the amount that we have preliminarily allocated to such assets), our annual depreciation and amortization expense would increase by approximately $9.6 million (assuming a composite depreciation rate of 10%) and our annual earnings per share would decrease by approximately $.04 per share from the amounts presented in the pro forma information. For more information, see the notes to the pro forma information incorporated by reference herein.

Our future results will suffer if we do not effectively manage our growth.

            We expect our future growth to come from acquiring additional telephone properties, expanding into new markets, providing service to new customers, increasing network usage and providing additional products and services. Our future growth depends, in part, upon our ability to:

•	upgrade our billing and other information systems

•	retain and attract technological, managerial and other key personnel to work at our Monroe, Louisiana headquarters and regional offices

•	effectively manage our day to day operations while attempting to execute our business strategy of expanding our wireline operations and our emerging businesses

•	realize the projected growth and revenue targets developed by management for our newly acquired and emerging businesses, and

•	continue to identify new acquisition opportunities that we can finance, complete and operate on attractive terms.

            Our rapid growth poses substantial challenges for us to integrate new operations into our existing business, to successfully monitor our operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. If we are not able to meet these challenges effectively, our results of operations may be harmed.

Our industry is highly regulated, and continues to undergo various fundamental regulatory changes.

            As a diversified full service incumbent local exchange carrier, or ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities. This regulation restricts our ability to raise our rates and to compete, and imposes substantial compliance costs on us. In recent years, the communications industry has undergone various fundamental regulatory changes that have generally reduced the regulation of telephone companies and permitted competition in each segment of the telephone industry. These and subsequent changes could adversely affect us by reducing the fees that we are permitted to charge, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. We are unable to predict the future actions of the various regulatory bodies that govern us, but such actions could materially affect our business.

We face competition, which could adversely affect us.

            As a result of various technological, regulatory and other changes, the telecommunications industry has become increasingly competitive, and we expect these trends to continue. The number of companies that have requested authorization to provide local exchange service in our markets has increased in recent years, and we anticipate that others will take similar action in the future. As an ILEC, our competitors include competitive local exchange carriers, or CLECs, and other providers (or potential providers) of communications services, such as Internet service providers, wireless telephone companies, satellite companies, alternate access providers, neighboring ILECs, long distance companies and cable companies that may provide services competitive with ours or services that we intend to introduce. We cannot assure you that we will be able to compete effectively with all of these industry participants.

            We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. We cannot predict which future technologies, products or services will be important to maintain our competitive position or what funding will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on how well we market our products and services, and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect us differently from our competitors, new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

            Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can raise capital at a lower cost than we can, and have substantially stronger brand names. Consequently, some competitors may be able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

            While we expect our telephone revenues to grow as the economy improves, our internal telephone revenue growth rate has slowed in recent years and may continue to slow during upcoming periods.

We could be harmed by the recent adverse developments affecting other communications companies.

            Recently, WorldCom, Inc. and several other large communications companies have declared bankruptcy or suffered financial difficulties. Consequently, we recorded a provision for uncollectible receivables, primarily related to the bankruptcy of WorldCom, Inc., in the amount of $15.0 million in the second quarter of 2002. Continued weakness in the communications industry could have additional future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Our agreements and organizational documents and applicable law could limit another party’s ability to acquire us at a premium.

            Under our articles of incorporation, each share of common stock that has been beneficially owned by the same person or entity continually since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of shareholders. As of March 20, 2002, the holders of our ten-vote shares held approximately 43.5% of our total voting power. In addition, a number of other provisions in our agreements and organizational documents, including our shareholder rights plan, and various provisions of applicable law may delay, defer or prevent a future takeover of CenturyTel unless the takeover is approved by our board of directors. This could deprive you of any related takeover premium for any common stock that you might receive in the future upon a conversion of the debentures. See "Description of Common Stock — Certain Provisions Affecting Takeovers."

Risk Factors Relating to the Debentures

The debentures are effectively subordinated to the debt of our subsidiaries.

            As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the debentures. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the debentures or, subject to limited exceptions for tax-sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. As of December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of debentures to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of September 30, 2002, the long-term debt of our subsidiaries was $517.3 million.

An active trading market for the debentures may not develop.

            The debentures are a new issue of securities for which there currently is no active trading market. We cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system.

Investment in the debentures will result in the yearly inclusion in your taxable income of amounts significantly in excess of cash received while the debentures are outstanding.

            We and, by purchasing debentures, each holder agreed in the supplemental indenture to treat the debentures as contingent payment debt instruments subject to the contingent payment debt regulations. As a result, if you invest in the debentures, you will be required to include amounts in income, as original issue discount, in advance of the cash you receive on the debentures. The rate at which you will accrue such original issue discount will be the "comparable yield," which is the rate at which we would borrow in a noncontingent, nonconvertible borrowing, even though the debentures have a significantly lower stated yield to maturity. You will therefore recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, you will recognize taxable income upon the conversion of the debentures equal to the difference between the fair market value of the common stock received and your adjusted tax basis in the debentures. Gain or loss recognized upon a sale, exchange or conversion generally will be ordinary in nature. To the extent that any such loss may be capital in nature, the deductibility of such loss will be subject to limitations. See "Certain United States Federal Income Tax Consequences."

Your rights to require us to purchase your debentures may not adequately protect you.

            On August 1, 2006, August 1, 2010 and August 1, 2017, and upon the occurrence of a change in control of CenturyTel, holders of the debentures may require us to purchase their debentures. A purchase at the option of the holder of debentures on August 1, 2006, or upon the occurrence of a change of control, will be required to be paid in cash. However, it is possible that we would not have sufficient funds at those times to make the required purchase of debentures. Failure by us to repurchase the debentures when required under the indenture will result in an event of default with respect to the debentures. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a change in control under the indenture. We have incurred, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specified dates. See "Description of Debentures –Purchase of Debentures by CenturyTel at the Option of the Holder" and "— Change in Control."

The price of our common stock, changes in our credit rating or changes in the credit markets could adversely affect the market price of the debentures.

            The market price for the debentures will be based on a number of factors, including:

•	the market price of our common stock, which may result in greater volatility in the trading value of the debentures than would be expected for nonconvertible debt securities;

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us; and

•	the overall condition of the financial markets.

            The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price and liquidity of the debentures.

            In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the communications industry as a whole and may change their credit rating for us based on their overall view of our industry. See "— Risk Factors Relating to CenturyTel — We could be harmed by the recent adverse developments affecting other communications companies." We cannot be sure that credit rating agencies will maintain their current ratings on the debentures. A negative change in our ratings could have an adverse effect on the price of the debentures.

USE OF PROCEEDS

            We will not receive any of the proceeds from sales of any of the securities covered by this prospectus by the selling securityholders.

EARNINGS RATIOS

            Our unaudited ratio of earnings to fixed charges and preferred stock dividends was as indicated below for the periods indicated.

	Year ended December 31,					Nine Months ended September 30,
	1997	1998	1999	2000	2001	2002

Ratio of earnings to fixed charges and preferred stock dividends(1)	7.80	3.25	3.75	3.07	3.40	7.66

Ratio of earnings, excluding non-recurring items (2), to fixed charges and preferred stock dividends	4.87	2.95	3.45	3.01	2.57	3.15

Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(1)	5.91	2.18	2.45	2.07	2.00	2.34

Ratio of earnings from continuing operations, excluding non-recurring items (3), to fixed charges and preferred stock dividends	2.98	2.01	2.39	2.12	1.89	2.47

__________________

(1)

For purposes of the chart above, "earnings" consist of income (or income from continuing operations, as applicable) before income taxes and fixed charges, and "fixed charges" include interest expense, including amortized debt issuance costs and preferred stock dividend costs of CenturyTel and its subsidiaries. No interest expense was allocated to discontinued operations for the computation of the ratios for continuing operations. We have assumed that our consolidated preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each period. The ratio of earnings to fixed charges and preferred stock dividends does not differ materially from the ratio of earnings to fixed charges for the periods indicated in the table above.

(2)	Non-recurring items during the periods presented above primarily relate to gains on the sales of assets (which aggregated on a pre-tax basis $179.0 million in 1997, $49.9 million in 1998, $47.9 million in 1999, $20.6 million in 2000, $227.6 million in 2001 and $807.6 million for the nine months ended September 30, 2002) and other non-recurring charges and credits, including, but not limited to, (i) the write off of all costs expended to develop the wireless portion of the Company’s new billing system currently in development (which aggregated $30.5 million pre-tax for the nine months ended September 30, 2002), (ii) a reserve for uncollectible receivables, primarily due to the bankruptcy of WorldCom, Inc. (which aggregated $15.0 million pre-tax for the nine months ended September 30, 2002), (iii) the write-down in the value of certain nonoperating assets or investments (which aggregated $25.5 million pre-tax in 2001), (iv) costs to defend an unsolicited takeover proposal (which aggregated $6.0 million pre-tax in 2001 and $3.0 million pre-tax for the nine months ended September 30, 2002), and (v) costs to settle interest rate hedge contracts (which aggregated $7.9 million pre-tax in 2000). We have included additional information on the calculation of the ratios appearing above in Exhibit 12.1 to the shelf registration statement of which this prospectus forms a part.

(3)	Non-recurring items from continuing operations during the periods presented above primarily relate to gains on the sales of assets (which aggregated on a pre-tax basis $179.0 million in 1997, $28.1 million in 1998, $11.3 million in 1999, $58.5 million in 2001 and $3.7 million for the nine months ended September 30, 2002) and other non-recurring charges and credits, including, but not limited to, (i) a reserve for uncollectible receivables, primarily due to the bankruptcy of WorldCom, Inc. (which aggregated $15.0 million pre-tax for the nine months ended September 30, 2002), (ii) the write-down in the value of certain nonoperating assets or investments (which aggregated $25.5 million pre-tax in 2001), (iii) costs to defend an unsolicited takeover proposal (which aggregated $6.0 million pre-tax in 2001 and $3.0 million pre-tax for the nine months ended September 30, 2002), and (iv) costs to settle interest rate hedge contracts (which aggregated $7.9 million pre-tax in 2000). We have included additional information on the calculation of the ratios appearing above in Exhibit 12.1 to the registration statement of which this prospectus forms a part.

PRICE RANGE AND DIVIDENDS OF COMMON STOCK

            Our common stock is listed on the New York Stock Exchange and is traded under the symbol "CTL." The following table sets forth the high and low sale prices, along with the quarterly dividends paid, for each of the quarters indicated:

	Sales Prices		Dividend Paid per
	High	Low	Common Share
2003 First quarter (through February 10, 2003)	$31.79	$27.10	$.0525 (1)

2002 First quarter	$35.50	$28.80	$.0525
Second quarter	34.45	27.00	.0525
Third quarter	30.60	21.13	.0525
Fourth quarter	31.65	22.35	.0525

2001 First quarter	$39.88	$25.45	$.0500
Second quarter	30.42	26.90	.0500
Third quarter	36.50	28.30	.0500
Fourth quarter	35.79	30.25	.0500

_____________________

(1)	Anticipated to be paid at this rate or higher in March 2003, subject to declaration by our board of directors.

            On February 10, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $27.50 per share.

            Purchasers of the debentures will not be entitled to receive any quarterly dividends with a record date prior to a conversion date. Future dividends will depend upon our future earnings, financial condition and other factors affecting our dividend policy. See "Description of Common Stock — General — Dividends."

CAPITALIZATION

(Dollars in thousands)

            The following table sets forth our consolidated capitalization as of September 30, 2002. The table reflects the effects of our acquisitions, divestiture and debt issuances during the third quarter of 2002. You should read the following table in conjunction with our consolidated financial statements and unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference into this prospectus.

	As of September 30, 2002(1)
Cash and cash equivalents	$294,239
Short-term debt	$--
Long-term debt CenturyTel, Inc.
Senior notes and debentures
7.75% Series A, due 2004	50,000
8.25% Series B, due 2024	100,000
6.55% Series C, due 2005	50,000
7.20% Series D, due 2025	100,000
6.15% Series E, due 2005	100,000
6.30% Series F, due 2008	240,000
6.875% Series G, due 2028	425,000
8.375% Series H, due 2010	500,000
7.75% Series I, remarketable 2002	400,000	(2)
6.02% Series J, due 2007	500,000
4.75% Series K, due 2032	165,000
7.875% Series L, due 2012	500,000
9.38% notes, due through 2003	2,800
6.83%(3) Employee Stock Ownership Plan commitment, due in installments through 2004	1,750
Fair value of derivative instruments related to Series H senior notes	19,237
Net unamortized premium and discounts	7,251
Other	153
Total CenturyTel, Inc.	3,161,191
Subsidiaries	517,286
Total long-term debt	3,678,477
Less: Current maturities	28,431
Total long-term debt excluding current maturities	3,650,046

As of September 30, 2002(1)
Stockholders' equity Common stock, $1.00 par value, 350,000,000 shares authorized, 142,042,786 shares issued and outstanding	142,043
Paid-in capital	515,593
Accumulated other comprehensive income (loss), net of tax	(658)
Retained earnings	2,400,720
Unearned ESOP shares	(1,750)
Preferred
stock-non-redeemable	7,975
Total stockholders' equity	3,063,923
Total capitalization	$6,742,400

______________________________

(1)

This table does not reflect transactions that occurred after September 30, 2002, including without limitation (i) our payment in December 2002 of $290 million of fourth quarter 2002 estimated tax payments, which included estimated taxes resulting from our wireless divestiture described further above in "Prospectus Summary", and (ii) the redemption of our Series I notes described in note 2 below. We funded our tax payment with borrowings under our credit facilities and our commercial paper program, and funded $195 million of our redemption payments with borrowings under our credit facilities and the remainder using cash on hand.

(2)	These Series I notes were redeemed on October 15, 2002 at par value, plus payment of (i) accrued interest and (ii) a redemption premium of approximately $71.1 million. See note 1 above.

(3)	Weighted average interest rate at September 30, 2002.

DESCRIPTION OF DEBENTURES

            The debentures were issued as a separate series of senior debt securities under an indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank and Trust of Louisiana and Regions Bank of Louisiana), as trustee, and a supplemental indenture relating to the debentures (collectively, the "indenture").

            The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture and the form of the debentures, which we have filed with the SEC as exhibits to the shelf registration statement of which this prospectus forms a part, because they, and not this description, define your rights as holders of the debentures.

General

            The debentures are limited to an aggregate principal amount of $165 million. The debentures will mature on August 1, 2032.

            The debentures were initially offered at a price to investors of $1,000 per debenture. The debentures generally accrue interest at a rate of 4.75% per year from August 26, 2002 or from the most recent interest payment date to which interest has been paid or duly provided, payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2003. In addition, we will pay contingent interest if it becomes payable as described in this prospectus. The debentures are issued only in denominations of $1,000 principal amount and multiples of $1,000 principal amount. See "— Interest" and "— Contingent Interest."

            You may have the option to convert your debentures into shares of our common stock at a conversion rate of 24.7188 shares of common stock per debenture, upon the occurrence of certain events described in this prospectus. This is equivalent to an initial conversion price of $40.455 per share of our common stock based on the issue price of the debentures. The conversion rate is subject to adjustment upon the occurrence of certain events described below. See "— Conversion Rights."

            If any interest payment date, maturity date, redemption date or purchase date of a debenture falls on a day that is not a business day, the required payment of principal, premium, if any, and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date, as the case may be, to the date of that payment on the next succeeding business day.

Ranking

            The debentures are our senior unsecured obligations. The debentures rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of senior debt securities that we may issue thereunder. As of September 30, 2002, we had approximately $3.2 billion of unsecured and unsubordinated debt that would have ranked equally with the debentures, including approximately $3.1 billion aggregate principal amount of senior debt securities issued under the indenture.

            As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the debentures. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the debentures or, subject to limited exceptions for tax sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of debentures to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of September 30, 2002, the long-term debt of our subsidiaries was $517.3 million.

Interest

            We will generally pay interest on the debentures at a rate of 4.75% per year. In addition, we will pay contingent interest if it becomes payable as described below. As a result of incurring the obligation to pay "liquidated damages" interest, we will pay interest on the debentures at the rate of 5.00% per year between January 24, 2003 and February 9, 2003. See "- Registration Rights."

            Interest will be based on a 360-day year comprised of twelve 30-day months, and will be payable semi-annually on February 1 and August 1, beginning on February 1, 2003. The record date for the payment of interest to holders will be January 15 and July 15 of each year. We will pay interest on the debentures by wire transfer or by check mailed to the address of the registered holders of the debentures as of the record date relating to each interest payment date.

            You should be aware that, notwithstanding the foregoing, you will be required to include amounts in income, as original issue discount, in excess of the cash you receive on the debentures. The rate at which you will accrue such original issue discount will be the "comparable yield," which is the rate at which we would borrow in a noncontingent, nonconvertible borrowing. You will therefore recognize taxable income significantly in excess of cash received while the debentures are outstanding. For more information, see the discussion below in the section captioned "Certain United States Federal Income Tax Consequences."

Contingent Interest

            Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of debentures during any six-month period from August 1 to January 31 and from February 1 to July 31, commencing with the six-month period beginning August 1, 2006, if the average Debenture Price (as defined below) for the Applicable Five Trading Day Period (as defined below) equals 120% or more of the principal amount of such debentures. We will pay contingent interest only in cash. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

            The amount of contingent interest payable per debenture in respect of any six-month period will equal the greater of (1) cash dividends paid by us per share on our common stock during that six-month period multiplied by the number of shares of our common stock issuable upon conversion of debentures at the then applicable conversion rate and (2) .125% of the average Debenture Price for the Applicable Five Trading Day Period.

            Contingent interest, if any, will accrue and be payable to holders of debentures as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of debentures as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. For information on your obligation to accrue original issue discount on your debentures, see "Certain United States Federal Income Tax Consequences."

            For financial accounting purposes, our obligation to pay contingent interest on the debentures will constitute an embedded derivative, the initial value of which is not material to our consolidated financial position. Any material changes in its value will be reflected in our future income statements in accordance with Statement of Financial Account Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

            "Cash dividends" means all cash dividends on our common stock (whether regular, periodic, extraordinary, special, nonrecurring or otherwise) as declared by our board of directors.

            "Trading day" means a day on which our common stock:

•	is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business, and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common stock.

            The "Debenture Price" on any date of determination means the average of the secondary market bid quotations per debenture obtained by the bid solicitation agent for $10 million principal amount of debentures at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures,

then the Debenture Price will equal (a) the then applicable conversion rate of the debentures multiplied by (b) the average sale price (as defined under "— Conversion Rights") of our common stock for the last five trading days ending on such determination date.

            The bid solicitation agent is initially the trustee. We may change the bid solicitation agent, but the bid solicitation agent may not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the debentures.

            Upon determination that holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

Optional Redemption

            No sinking fund is provided for the debentures. Prior to August 5, 2006, the debentures are not redeemable. On or after August 5, 2006, at our option, we may redeem the debentures for cash at any time in whole, or from time to time in part, upon not less than 30 nor more than 60 days notice by mail, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period beginning on August 5 of each year indicated, plus accrued and unpaid interest to the redemption date:

Year	Redemption Price
2006	102.85%
2007	102.38%
2008	101.90%
2009	101.43%
2010	100.95%
2011	100.48%
2012 and thereafter	100.00%

            If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

            If the trustee selects a portion of your debentures for partial redemption and you convert a portion of the same debentures, the converted portion will be deemed to be from the portion selected for redemption.

            In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any debenture during a period beginning at the opening of business 15 days before any selection of debentures for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of debentures to be so redeemed; or

•	register the transfer of or exchange any debenture so selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

Conversion Rights

            Subject to the conditions described below, holders may convert each of their debentures into shares of our common stock at a conversion rate of 24.7188 shares of our common stock per $1,000 principal amount of debentures (equivalent to an initial conversion price of $40.455 per share of common stock based on the issue price of the debentures). The conversion rate and the equivalent conversion price in effect at any given time are referred to in this prospectus as the applicable conversion rate and the applicable conversion price, respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

            Conversion Events. Holders may surrender their debentures for conversion into shares of our common stock prior to stated maturity if any of the following conditions is satisfied:

•	at any time at the option of the holder if the average sale price of our common stock for the last 20 trading days in the preceding calendar quarter is greater than or equal to 120% of the conversion price,

•	at any time if the credit rating assigned the debentures is reduced to Ba2 or lower by Moody’s or BB+ or lower by S&P,

•	if we have called the debentures for redemption, or

•	upon the occurrence of specified corporate transactions,

all of which are described further immediately below.

            Conversion upon satisfaction of sale price condition. A holder may surrender any of its debentures for conversion into shares of our common stock at any time at the option of the holder if the average sale price of our common stock for the last 20 trading days in the preceding calendar quarter is greater than or equal to 120% of the applicable conversion price. The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported on the Nasdaq Stock Market or, if our common stock is not so reported, the last quoted bid price for our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of our common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose. The trustee, which is Regions Bank, will on our behalf determine at the end of each quarter if the debentures are convertible and notify us.

             Conversion upon credit rating event. Even if the debentures are not otherwise convertible at such time, holders may surrender their debentures for conversion at any time after the credit rating assigned to the debentures is reduced to Ba2 or lower by Moody’s or BB+ or lower by S&P.

            Conversion upon redemption. Even if the debentures are not otherwise convertible at such time, a holder may surrender for conversion any of the debentures called for redemption at any time prior to the close of business two business days immediately prior to the redemption date. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

            Conversion upon specified corporate transactions. Even if the debentures are not otherwise convertible at such time, if we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, shares of our common stock at less than the sale price at the time, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of our common stock on the day preceding the declaration date for such distribution, then we must notify the holders of the debentures at least 20 days prior to the ex-dividend date for any such distribution.

            Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, provided that a holder may not convert if the holder will or may otherwise participate in the distribution without conversion.

            In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debentures immediately prior to the transaction. If the transaction also constitutes a "Change in Control," as defined below, a holder can require us to purchase all or a portion of its debentures as described below under "— Change in Control."

            Conversion Procedures. The initial conversion rate is 24.7188 shares of common stock for each $1,000 principal amount of debentures. This is equivalent to an initial conversion price of $40.455 per share of common stock based on the issue price of the debentures. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a debenture. Instead, upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the debentures, including accrued interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued interest. If debentures not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such debenture must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted.

            If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the debentures are in certificated form, with the certificated security, to the conversion agent who will, on your behalf, convert the debentures into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

            Based on our treatment of the debentures for United States federal income tax purposes, as discussed further herein, a holder would be required to recognize ordinary income upon a conversion of a debenture into our common stock equal to the excess, if any, between the fair market value of the common stock received on the conversion and the holder’s adjusted tax basis in the debentures. For a more detailed discussion, see "Certain United States Federal Income Tax Consequences."

            Adjustments to Conversion Rate. The conversion rate will be subject to adjustment upon the following events:

•	the payment of dividends and other distributions payable exclusively in shares of our common stock on our common stock;

•

the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock at less than the then current sale price; provided that no adjustment will be made if holders of the debentures may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate or in some other cases;

•	subdivisions or combinations of our common stock;

•	the payment of dividends and other distributions to all holders of our common stock consisting of our debt, securities or assets or certain rights to purchase our securities, except for those rights or warrants referred to in the second bullet clause above and dividends and other distributions paid exclusively in cash, and excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the closing price of the shares of common stock on the day preceding the date of the declaration of such dividend or distribution, provided that no adjustment will be made if all holders of the debenture may participate in the transactions;

•	the payment to holders of our common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or any of our subsidiaries for our common stock to the extent that the offer involves aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of the market capitalization of our common stock on the expiration date of the tender offer; and

•	the distribution to all or substantially all stockholders of all-cash distributions in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare the distribution.

            In the event we elect to make a distribution described in the second or fourth bullet above which, in the case of the fourth bullet, has a per share value equal to more than 10% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of the debentures at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a debenture to convert will be made if the holder will or may otherwise participate in the distribution without conversion or in certain other cases.

            We may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. If any action would require adjustment of the conversion rate under more than one of the provisions described above, only one adjustment will be made and that adjustment will be the amount of adjustment that has the highest absolute value to the holders of the debentures. No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

            Except as specifically described above, the applicable conversion price will not be subject to adjustment in the case of the issuance of any of our common stock, or securities convertible into or exchangeable for our common stock.

Purchase of Debentures by CenturyTel at the Option of the Holder

             Holders will have the right to require us to purchase the debentures on August 1, 2006, August 1, 2010 and August 1, 2017. We will be required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the trustee. This notice must be delivered at any time during the period beginning at the opening of business on the date that is 20 business days prior to the relevant purchase date and ending on the close of business on the last day prior to the purchase date. If the purchase notice is given and withdrawn during the period, we will not be obligated to purchase the related debentures. Our purchase obligation will be subject to some additional conditions described in the indenture. Also, there is no assurance that we will have enough funds on the dates listed above to purchase the debentures. See "Risk Factors."

            The purchase price payable pursuant to the option described above will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date.

            We will pay cash for all debentures purchased pursuant to the option described above on August 1, 2006. For such purchases on or after August 1, 2010, we may choose to pay the purchase price in cash or shares of our common stock or any combination of cash and shares of our common stock, provided that we will pay any accrued cash interest in cash. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences."

            For any purchases on or after August 1, 2010, if we choose to pay the purchase price in whole or in part in shares of our common stock or any combination of cash and shares of our common stock, we will be required, as a condition thereof, to give notice on a date not less than 10 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	whether we will pay the purchase price of the debentures in shares of our common stock, or any combination of cash and shares of our common stock, specifying the percentages of each; and

•	the procedures that holders must follow to require us to purchase their debentures.

            A holder’s notice electing to require us to purchase debentures must state:

•	if certificated debentures have been issued, the debentures certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of debentures to be purchased, in multiples of $1,000;

•	that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures; and

•	for any purchases on or after August 1, 2010, in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the last day prior to the purchase date, as described below, whether the holder elects:

(1)	to withdraw the purchase notice as to some or all of the debentures to which it relates, or

(2)	to receive cash in respect of the entire purchase price for all debentures or portions of debentures subject to the purchase notice.

            If the holder fails to indicate the holder’s choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances. For a discussion of the United States federal income tax treatment of a holder receiving cash instead of shares of our common stock, see "Certain United States Federal Income Tax Consequences."

            A holder may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the last day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

            If, for any purchases on or after August 1, 2010, we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered by us will be equal to the portion of the purchase price to be paid in shares of our common stock divided by the market price of one share of our common stock. We will pay cash based on the market price for all fractional shares.

            The "market price" means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the applicable purchase date (if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during such five trading day period and ending on such date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

            Because the market price of our common stock is determined prior to the applicable purchase date, holders of the debentures bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in shares of our common stock for purchases on or after August 1, 2010, only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or is otherwise readily available.

            Upon determination of the actual number of shares of our common stock to be paid upon repurchase of the debentures, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

            A holder must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment on the purchase date or the time of book-entry transfer or the delivery of the debentures. If the paying agent holds money or securities sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

•	the debentures will cease to be outstanding;

•	interest, including any contingent interest payable, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the debentures.

            This will be the case whether or not book-entry transfer of the debentures is made or whether or not the debentures are delivered to the paying agent.

            We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may be applicable at the time. We will file Schedule TO or any other schedule required in connection with any offer by us to purchase the debentures at your option.

Change in Control

             If a Change in Control as defined below occurs, a holder of debentures will have the right, at its option, to require us to purchase for cash all of its debentures not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date.

            Within 30 days after the occurrence of a Change in Control, we are obligated to give to the holders of the debentures notice of the Change in Control and of the purchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the trustee. To exercise the purchase right, a holder of the debentures must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its purchase right, together with the debentures with respect to which the right is being exercised. We are required to purchase the debentures on the date that is 45 days after the date of our notice.

            A Change in Control will be deemed to have occurred at the time after the debentures are originally issued that any of the following occurs:

(1)	any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	we merge or consolidate into any other person, another person merges into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

	•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, or

	•	pursuant to which the holders of our common stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, or

	•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

            However, a Change in Control will not be deemed to have occurred if either:

(A)	the sale price of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the debentures in effect on each of those trading days, or

(B)	all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation otherwise constituting a Change in Control under clause (1) or (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the debentures become convertible into such common stock.

            For purposes of these provisions:

•	whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	"person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

            Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the purchase option becomes available to the holders of debentures. We will comply with this rule to the extent it applies at that time.

            The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale or lease or of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the debentures to require us to purchase its debentures as a result of the conveyance, transfer, sale or lease of less than all of our assets may be uncertain.

            The foregoing provisions would not necessarily provide the holders of the debentures with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

            If a Change in Control were to occur, we may not have enough funds to pay the Change in Control purchase price. In addition, we have incurred, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specified dates. If we fail to purchase the debentures when required following a Change in Control, we will be in default under the indenture. See "Risk Factors."

Merger and Consolidation

             We may not consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of our assets to, another corporation, unless (1) we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding senior debt securities, including the debentures, issued under the indenture and (2) the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia.

            Although these transactions are permitted under the indenture, certain of the foregoing transactions would constitute a Change in Control (as defined herein) permitting each holder to require us to purchase the debentures of such holder as described herein.

Limitations on Liens

             The indenture provides that CenturyTel will not, while any of the senior debt securities under the indenture remain outstanding (including the debentures), create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the senior debt securities then outstanding, including the debentures, by such lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the indenture will not restrict us from creating or suffering to exist various types of liens permitted in the indenture, including the following:

•	liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

•	liens on the stock of a corporation that, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof;

•	liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics’ liens and similar liens arising in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business;

•	liens existing on the date of the indenture; and

•	liens that replace, extend or renew any lien otherwise permitted under the indenture.

            The restrictions in the indenture described above would not protect the debenture holders in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under the indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by our subsidiaries. In the event of one or more highly leveraged transactions in which we incurred secured indebtedness, however, these provisions would require the debentures to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

Events of Default

             The indenture provides that an Event of Default means that one or more of the following events has occurred and is continuing with respect to senior debt securities of a particular series outstanding under the indenture, including the debentures:

•	failure for 30 business days to pay interest on the senior debt securities of that series when due;

•	failure to pay principal of (or premium, if any, on) the senior debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control;

•	failure to observe or perform any other covenant of that series for 60 days after written notice with respect thereto; or

•	certain events relating to bankruptcy, insolvency or reorganization.

            No Event of Default with respect to the senior debt securities of a particular series necessarily constitutes an Event of Default with respect to the senior debt securities of any other series issued under the indenture.

            If an Event of Default shall occur and be continuing with respect to any series and if it is known to the trustee, the trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default.

            Upon an Event of Default with respect to any series, the trustee or the holders of not less than 25% in aggregate outstanding principal amount of that series, by notice in writing to us (and to the trustee if given by such holders), may declare the principal of all senior debt securities of that series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the trustee before any judgment or decree for such payment has been obtained or entered.

            Holders of senior debt securities may not enforce the indenture except as provided therein. Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered the trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in aggregate principal amount of the senior debt securities of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such series. The holders of a majority in aggregate principal amount of the then outstanding senior debt securities of any series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the debt securities of that series or a call for redemption of the debt securities of that series.

            We will be required to furnish to the trustee annually a statement regarding our performance of certain of our obligations under the indenture.

Discharge and Defeasance

             We may discharge our obligations with respect to any series of our senior debt securities outstanding under the indenture, including the debentures, subject to certain exceptions, if at any time:

(1)	we deliver to the trustee for cancellation all outstanding senior debt securities of that series and for which payment in moneys or U.S. government obligations has been deposited in trust by us, or

(2)	all outstanding senior debt securities of that series not previously delivered to the trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with the trustee the entire amount in moneys or U.S. government obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series.

Modification of the Indenture

             The indenture contains provisions permitting us, when authorized by a board resolution, and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the senior debt securities of any series at the time outstanding and affected by such modification, including the debentures, to modify the indenture or any supplemental indenture affecting that series. However, no such modification may:

(1)	extend the fixed maturity of any senior debt securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each debt security so affected, or

(2)	reduce the aforesaid percentage of senior debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each senior debt security then outstanding and affected thereby.

            CenturyTel and the trustee may execute, without the consent of any holder of senior debt securities, including the debentures, a supplemental indenture for certain other usual purposes, including the following:

•	creating a new series of senior debt securities;

•	evidencing the assumption by any successor to CenturyTel of our obligations under the indenture;

•	adding covenants to the indenture for the protection of the holders of senior debt securities;

•	curing any ambiguity or inconsistency in the indenture, or making other provisions as shall not adversely affect the interests of the holders of the senior debt securities of any series; or

•	changing or eliminating any provisions of the indenture provided that there is no outstanding senior debt security of any series created prior to such change that benefits therefrom.

Calculations in Respect of Debentures

            We are responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determinations of the market prices of our common stock and accrued interest and contingent interest payable on the debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of debentures. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of debentures upon the request of that holder.

Governing Law

             The indenture and the debentures are governed by, and construed in accordance with, the laws of the State of Louisiana.

Form, Registration and Transfer

             The debentures were issued in fully registered form. The trustee is the registrar of the debentures. No service charge will be made for any registration of transfer or exchange of debentures, or issue of new debentures in the event of a partial redemption, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Payment and Paying Agents

             Payment of principal of and interest on the debentures will be made in U.S. dollars at the principal office of our paying agent or, at our option, by check in U.S. dollars mailed or delivered to the person in whose name such debenture is registered. Subject to certain exceptions provided for in the indenture, payment of any installment of interest on the debentures will be made to the person in whose name such debenture is registered at the close of business on the record date established under the indenture for the payment of interest.

            The trustee has been designated as our sole paying agent and 1500 North 18th Street, Monroe, Louisiana, has been designated as the agent’s office for purposes of payments with respect to the debentures. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana.

            Any money set aside by us for the payment of principal of or interest on any debenture that remains unclaimed two years after such payment has become due and payable will be repaid to us on May 31 following the expiration of the two-year period and the holder of the debenture may thereafter look only to us for payment thereof.

Replacement of Debentures

             We will replace any debenture that becomes mutilated, destroyed, lost or stolen at the expense of the holder. The holder should deliver the debenture or satisfactory evidence of the destruction, loss or theft thereof to us and the trustee. An indemnity satisfactory to us and the trustee may be required before a replacement security will be issued.

Concerning the Trustee

             The trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person’s own affairs. Subject to such provision, the trustee is not required to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any debenture holders, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby. The trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it. We will pay the trustee reasonable compensation and reimburse it for reasonable expenses incurred in accordance with the indenture.

            The trustee may resign with respect to the debentures and a successor trustee may be appointed to act with respect to the debentures.

            Regions Bank is trustee under the indenture relating to our outstanding Series A, B, C, D, E, F, G, H, J, K and L senior debt securities. Regions Bank also serves as trustee for one of our employee benefit plans and provides revolving credit and other traditional banking services to CenturyTel.

Book-Entry; Delivery and Form; Global Debentures

             As of the date of this prospectus, the debentures are represented by two, permanent global debentures in definitive, fully-registered form without interest coupons. The global debentures are held by the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

            Except in the limited circumstances described below, holders of debentures represented by interests in the global debentures will not be entitled to receive debentures in definitive form.

            DTC has advised us as follows: DTC is a limited purpose trust company organized under the New York Banking law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic bonk-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

            Upon the issuance of the global debentures, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global debentures to the accounts of participants. The accounts that were credited were designated by the initial purchasers of such beneficial interests. Ownership of beneficial interests in the global debentures was limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debentures will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global debentures other than participants).

            So long as DTC or its nominee is the registered holder and owner of the global debentures, DTC or such nominee, as the case may be, will be considered the sole legal owner of the debentures represented by the global debentures for all purposes under the indenture and the debentures. Except as set forth below, owners of beneficial interests in the global debentures will not be entitled to receive debentures in definitive form and will not be considered to be the owners or holders of any debentures under the global debentures. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global debentures desires to take any actions that DTC, as the holder of the global debentures, is entitled to take, DTC would authorize the participant to take such action, and that participant would authorize beneficial owners owning through such participant to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global debenture will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to any provided for under the indenture.

            Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the debentures represented by the global debentures registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debentures.

            We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest or additional interest, if any, in respect of the global debentures, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global debentures as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debentures held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global debentures.

            Unless and until it is exchanged in whole or in part for debentures in definitive form, the global debentures may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

            Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

            We expect that DTC will take any action permitted to be taken by a holder of debentures (including the presentation of debentures for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global debentures is credited and only in respect of such portion of the aggregate principal amount of the debentures as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the debentures, DTC will exchange the global debentures for debentures in definitive form, which it will distribute to its participants.

            Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global debentures among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its respective obligations under the rules and procedures governing its operations.

            If DTC is at any time unwilling to continue as a depositary for the global debentures and a successor depositary is not appointed by us within 90 days, we will issue debentures in fully registered, definitive form in exchange for the global debentures.

Registration Rights

             We entered into a registration rights agreement with the initial purchasers of the debentures. If you sell the debentures or shares of common stock issued upon conversion of the debentures under the shelf registration statement of which this prospectus forms a part, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers, be subject to certain civil liability provisions under the Securities Act in connection with such sales and be bound by applicable provisions of the registration rights agreement, including certain indemnification provisions. The following summary of the registration rights agreement does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, which we have filed with the SEC as an exhibit to the shelf registration statement.

            In the registration rights agreement, we agreed for the benefit of the holders of debentures and shares of common stock issuable upon conversion of the debentures that we will, subject to certain rights to suspend use of this prospectus, use our reasonable best efforts to keep the shelf registration statement effective until the earliest of the time when the debentures covered by the shelf registration statement may be sold pursuant to Rule 144 under the Securities Act or the date when all of the debentures and the shares of our common stock issuable upon conversion of the debentures registered under the shelf registration statement have been disposed of in accordance with such registration statement or Rule 144.

            As a result of delays in having our shelf registration statement declared effective by the SEC, we incurred liquidated damages that increased the annul interest rate payable on the debentures from 4.75% to 5.00% between January 24, 2003 and February 9, 2003.

            We will pay additional cash liquidated damages to holders of the debentures or holders of common stock issued upon conversion of the debentures, subject to certain exceptions, if the shelf registration statement ceases to be effective or usable (subject to certain exceptions, a "registration default") from and including the date on which any such registration default shall occur to but excluding the date on which any registration default has been cured.

            Liquidated damages will accrue on the applicable principal amount of the debentures that remain subject to transfer restrictions under the Securities Act ("restricted securities") and the applicable conversion price of shares of common stock issuable upon conversion of restricted securities at the rate of 0.25% per annum for the first 90-day period immediately following the occurrence of any registration default (and the rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period), until such registration default has been cured, up to a maximum rate of 0.50% per annum. We will pay any liquidated damages on regular interest payment dates. The liquidated damages will be in addition to any interest payable from time to time with respect to the debentures.

            We will be permitted to suspend the effectiveness of the prospectus and the shelf registration statement during specified periods in specified circumstances, including circumstances relating to pending corporate developments or public filings with the SEC. If the suspension exceeds 45 days in any consecutive three-month period or 90 days in any consecutive 12-month period, we will be obligated to pay liquidated damages as described above.

            All references in this prospectus, in any context, to any payment of principal, purchase prices in connection with a purchase of debentures, and interest or any other amount payable on or with respect to any of the debentures are deemed to include payment of any liquidated damages pursuant to the registration rights agreement.

DESCRIPTION OF COMMON STOCK

            The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our articles of incorporation and our bylaws, which are both filed as exhibits to the shelf registration statement of which this prospectus forms a part.

            Our articles of incorporation authorize us to issue 350,000,000 shares of common stock, $1.00 par value per share. As of December 31, 2002, 142,914,911 shares of common stock were outstanding. The common stock is listed for trading on the New York Stock Exchange.

General

             Voting rights. Under our articles of incorporation, each share of common stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of shareholders. Otherwise, each share entitles the holder thereof to one vote per share. Accordingly, each share issued in connection with the conversion of the debentures will entitle the holder to one vote, and, subject to limited exceptions, each other share of common stock issued by us in the future will entitle the holder to one vote.

            Holders of our common stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of our directors. Our board of directors is divided into three classes of directors, with each class serving three-year terms. Each class is required to be as nearly equal in number as possible.

            As of March 20, 2002, Regions Bank, the trustee for one of our employee benefit plans, was the record holder of common stock having approximately 28.1% of the total voting power of all classes of our capital stock. The trustee votes these shares in accordance with the instructions of our current and former employees. As of March 20, 2002, the holders of our ten-vote shares held approximately 43.5% of our total voting power.

            Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor, subject to the preferences applicable to any outstanding preferred stock. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion.

            Other rights and provisions. In the event we liquidate, dissolve or wind up our affairs, holders of common stock are entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock. Our common stock is not redeemable and has no subscription, conversion or preemptive rights. All of our outstanding shares of common stock have been fully paid and are non-assessable.

Preference Share Purchase Rights

             We have adopted a Rights Agreement that provides for the issuance of one preference share purchase right for each outstanding share of common stock. If anyone acquires 15% or more of our outstanding common stock (which we refer to as an Acquiring Person), each holder of a right, other than the Acquiring Person, will be entitled to receive upon exercise of each right additional shares of our common stock having a current market value of two times the exercise price of $135. In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold after there is an Acquiring Person, each holder of a right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price.

            At any time before there is an Acquiring Person, we can redeem the rights in whole, but not in part, for $.01 per right, or may amend the Rights Agreement in any way without the consent of the holders of the rights. Prior to an Acquiring Person acquiring 50% or more of our outstanding common stock, we may exchange the rights, other than rights held by the Acquiring Person, for common stock at an exchange ratio specified in the Rights Agreement.

            Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder. There shall not be any adjustment to the conversion rate of the debentures as a result of the issuance or redemption of the rights. The rights will expire on November 1, 2006, unless we extend this date or redeem or exchange the rights.

            The complete terms of the rights are contained in our Rights Agreement, as amended. You should refer to our registration statement relating to our rights, as amended and restated on Form 8-A/A, which is also incorporated by reference herein.

Certain Provisions Affecting Takeovers

             Our articles of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of CenturyTel unless the takeover or change of control is approved by our board of directors. Such provisions may also render more difficult the removal of our directors or officers. Certain of our agreements and certain provisions of applicable law may have similar effects.

            Staggered board. Under our articles of incorporation, our board of directors is divided into three classes serving staggered three-year terms. Under our articles, directors can be removed from office only for cause and generally only by the affirmative vote of the holders of a majority of the voting power of all shareholders.

            Limits on shareholder actions. Our articles provide that shareholder action may be taken only at an annual or special meeting of shareholders, and may not be taken by written consent of the shareholders. This provision prevents consent solicitations by persons desiring to acquire CenturyTel or change the composition of our board of directors. In addition, our articles provide that shareholders may call a special meeting of shareholders only if they hold at least a majority of our total voting power.

            Fair price provisions. Our articles contain provisions designed to provide safeguards for our shareholders when certain current or former beneficial holders of our stock (referred to as "related persons") attempt to effect a business combination with us. In general, subject to various exceptions, a business combination between CenturyTel and a related person must be approved by:

•	a majority of our directors

•	a majority of our continuing directors (as defined in our articles)

•	80% of the total voting power of all shareholders, and

•	two-thirds of the total voting power of shareholders, other than the related person, present or represented at the shareholders’ meeting, voting as a separate group.

            Evaluation of tender offers. Our board of directors is required by our articles, and expressly permitted by Louisiana law, to consider various factors when evaluating a business combination, tender or exchange offer, or a proposal by another person to make a tender or exchange offer, including the social and economic effects of the transaction on CenturyTel and our subsidiaries as well as on our respective employees, customers, creditors, and other elements of the communities in which we operate or are located.

            Advance Notice. Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors and with regard to other matters to be brought before a meeting of our shareholders. In general, notice must be received by us not more than 180 days and not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders (or, in the event of a special meeting of shareholders or an annual meeting scheduled to be held either 30 days earlier or later than such anniversary date, such notice is received by us within 15 days of the earlier of the date on which we mail notice of such meeting to shareholders or publicly disclose the meeting date), and must contain certain specified information concerning, among other things, the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

            Amendment of our Articles and Bylaws. Various provisions of our articles, including the classified board provisions, fair price provisions and those provisions limiting the ability of shareholders to act by written consent, may not be amended except upon the affirmative vote of both:

•	80% of the total voting power of all shareholders

•	two-thirds of the total voting power of shareholders, other than a related person, present or represented at a shareholders’ meeting, voting as a separate group.

Our bylaws may be adopted, amended, or repealed and new bylaws may be adopted by either:

•	a majority of our directors and a majority of our continuing directors, voting as a separate group, or

•	the holders of at least 80% of the total voting power of all shareholders and two-thirds of the total voting power of shareholders, other than the related person, present or duly represented at a shareholders’ meeting, voting as a separate group.

            As indicated above, as of March 20, 2002, 43.5% of our total voting power is controlled by holders of our ten-vote shares.

            Agreements. In connection with agreeing on March 19, 2002 to purchase our wireless business, Alltel Corporation agreed on such date to refrain for one year from taking various actions to acquire control of us. Our Rights Agreement, discussed above under "— Preference Share Purchase Rights", could also have the effect of delaying, deferring or preventing a future takeover or change of control of CenturyTel.

            Other. For additional information about these and other provisions of our organizational documents and applicable laws that could have an effect of delaying, deferring, discouraging or preventing a change in control of CenturyTel, you should refer to our registration statement relating to our common stock, as amended and restated on Form 8-A/A, which is incorporated by reference herein.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

            The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the debentures and the shares of our common stock into which the debentures may be converted. This summary deals only with debentures and shares of our common stock held as capital assets for United States federal income tax purposes by U.S. Holders.

            For purposes of this discussion, a "U.S. Holder" is a beneficial owner of a debenture or share of our common stock that for United States federal income tax purposes is:

(1)	a citizen or resident of the Code of the United States;

(2)	a corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States, any state or the District of Columbia;

(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

            If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of debentures or shares of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of debentures or shares of our common stock that is a partnership, and the partners in such partnership, should consult their tax advisors about the United States federal income tax consequences of holding and disposing of debentures and shares of our common stock.

            Unless otherwise stated, this summary does not deal with special classes of holders, such as:

•	banks

•	thrifts

•	real estate investment trusts

•	regulated investment companies

•	insurance companies

•	dealers in securities or currencies

•	tax-exempt investors

•	holders that hold the debentures as part of a hedge, straddle, "synthetic security" or other integrated transaction for United States federal income tax purposes

•	holders whose functional currency is not the U.S. dollar and

•	holders that are not U.S. Holders.

            Further, this summary does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state, local or foreign government that may be applicable to the debentures or the shares of our common stock.

            This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. No statutory or judicial authority directly addresses the treatment of the debentures or instruments similar to the debentures for United States federal income tax purposes. The Internal Revenue Service recently issued Rev. Rul. 2002-31, which addresses certain United States federal income tax consequences of debt instruments that have terms similar to the debentures. The discussion in this section of the prospectus is based, in part, on the conclusions reached by the IRS in Rev. Rul. 2002-31. However, those conclusions were based on a particular set of facts and assumptions. There can be no assurance that the IRS will not take the position that the conclusions reached in Rev. Rul. 2002-31 do not apply to the debentures, and successfully challenge one or more of the conclusions described in this prospectus.

             We urge prospective investors to consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of debentures and shares of our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal and other tax laws.

Classification of the Debentures

             Pursuant to the terms of the supplemental indenture, each holder, by purchasing debentures, agreed to treat the debentures for United States federal income tax purposes as indebtedness subject to the regulations governing contingent payment debt instruments, and to be bound by our application of those regulations to the debentures, including our determination of the rate at which interest will be deemed to accrue, as original issue discount, on the debentures. The remainder of this discussion assumes that the debentures will be treated in accordance with that agreement and our determinations. However, the proper application of the regulations governing contingent payment debt instruments to a holder of a debenture is uncertain in a number of respects, and no assurance can be given that the IRS will not successfully assert that the debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon a conversion of its debentures, or should have recognized capital gain upon a taxable disposition of its debentures.

Original Issue Discount

             Under the rules governing contingent payment debt instruments, a holder will generally be required to accrue interest income on the debentures as original issue discount, in the amounts described below, regardless of whether the holder uses the cash or accrual method of tax accounting. Accordingly, holders will likely be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes and in excess of any stated or contingent interest payments actually received in that year.

            A holder must accrue on its debentures an amount of original issue discount as ordinary income for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures, that equals:

•	the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period,

•	divided by the number of days in the accrual period, and

•	multiplied by the number of days during the accrual period that the holder held the debentures.

            The "issue price" of a debenture is the first price at which a substantial amount of the debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The "adjusted issue price" of a debenture is its issue price, increased by any original issue discount previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amounts of any payments with respect to the debentures.

            Under the rules governing contingent payment debt instruments, we are required to establish the "comparable yield" for the debentures. We have determined that the comparable yield for the debentures is the annual yield we would incur, as of the initial issue date, on a fixed-rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the risk of any contingencies with respect to the debentures. Accordingly, we have determined the comparable yield to be 8.97%, compounded semi-annually.

            We are required to provide to holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the debentures includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. Holders may obtain the projected payment schedule by submitting a written request at the address set forth in "Where You Can Find More Information."

            THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A HOLDER’S ORIGINAL ISSUE DISCOUNT ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF THE DEBENTURES.

Adjustments to Original Issue Discount Accruals on the Debentures

             If a holder receives actual payments with respect to the debentures in a taxable year that in the aggregate exceeded the total amount of projected payments for that taxable year, the holder will incur a "net positive adjustment" equal to the amount of such excess. The holder will treat the "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

            If a holder receives actual payments with respect to the debentures in a taxable year that in the aggregate were less than the amount of the projected payments for that taxable year, the holder will incur a "net negative adjustment" equal to the amount of such deficit. This adjustment will (a) reduce the holder’s interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the holder’s income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

Sale, Exchange, Conversion or Redemption

             Generally, the sale or exchange of a debenture, or the redemption of a debenture for cash, will result in taxable gain or loss to a holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the debentures includes the receipt of common stock upon conversion of a debenture as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our common stock by a holder upon the conversion of a debenture, or upon the exercise by a holder of its right to require us to purchase debentures where we elect to pay the purchase price in shares of our common stock, as a contingent payment. Under this treatment, such a conversion also will result in taxable gain or loss to the holder. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments.

            The amount of gain or loss on a taxable sale, exchange, conversion or redemption will equal the difference between (a) the amount of cash plus the fair market value of any other property received by the holder, including the fair market value of any common stock received, and (b) the holder’s adjusted tax basis in the debentures. A holder’s adjusted tax basis in a debenture on any date generally will equal the holder’s original purchase price for the debentures, increased by any original issue discount previously accrued by the holder (determined without regard to any positive or negative adjustments to interest accruals described above), and decreased by the amount of any projected payments on the debentures projected to have been made through that date. Gain recognized upon a sale, exchange, conversion or redemption of a debenture generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and, thereafter, as capital loss

(which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses is subject to limitations.

            A holder’s tax basis in shares of our common stock received upon a conversion of a debenture, or upon a holder’s exercise of its right to require us to purchase debentures where we elect to pay the purchase price in shares of our common stock, will equal the then current fair market value of such common stock. The holder’s holding period for the shares of our common stock received will commence on the day after the date of conversion or purchase

Purchasers of Debentures at a Price other than the Adjusted Issue Price

             A holder that purchases debentures in the secondary market for an amount that differs from the adjusted issue price of the debentures at the time of purchase will be required to accrue interest income on the debentures in the same manner as a holder that purchased debentures in the initial offering. A holder must also reasonably allocate any difference between the adjusted issue price and the holder’s tax basis in the debentures to daily portions of interest or projected payments over the remaining term of the debentures. If the purchase price of the debentures is greater than the adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a "negative adjustment" on the day the daily portion accrues or the payment is made, respectively. If the purchase price of the debentures is less than the adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a "positive adjustment" on the day the daily portion accrues or the payment is made, respectively. Any such negative or positive adjustment will decrease or increase, respectively, the holder’s adjusted tax basis in the debentures.

            Certain holders will receive Forms 1099-OID that report interest accruals on their debentures. Those forms will not reflect the effect of any positive or negative adjustments resulting from the holder’s purchase of debentures in the secondary market at a price different from adjusted issue price of the debentures on the date of purchase. Holders are urged to consult their tax advisors as to whether, and how, such adjustments should be taken into account in determining their interest accruals with regard to the debentures.

Distributions on Our Common Stock

             Distributions on shares of our common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, generally will constitute dividends and be includible in income by a holder and taxable as ordinary income when actually or constructively received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in the shares of our common stock. Any remaining excess will be treated as capital gain.

Constructive Dividends

             If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures.

            For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the debentures, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not.

Backup Withholding and Information Reporting

             Payments of interest (including original issue discount) or dividends made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of our common stock generally will be subject to information reporting and may be subject to United States federal backup withholding tax at the rate of 30% (subject to phased-in reductions). Backup withholding will apply if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a holder under the backup withholding rules generally is allowable as a credit against the holder’s United States federal income tax, provided that the required information is furnished to the IRS.

Liquidated Damages

             Holders should consult their tax advisors about the United States federal income tax consequences to them of the possible receipt of liquidated damages upon a registration default described under "Description of Debentures –Registration Rights."

            THE PROPER TAX TREATMENT OF A HOLDER OF THE DEBENTURES IS HIGHLY UNCERTAIN IN A NUMBER OF RESPECTS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDER’S PARTICULAR TAX SITUATION.

SELLING SECURITYHOLDERS

             The debentures were originally issued by us and sold by Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Securities, Inc. (the "initial purchasers") in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the debentures listed below and the shares of common stock issued upon conversion of such debentures. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the assignees, transferees, successors and others who later hold any of the selling securityholders’ interests in restricted securities.

            The table below sets forth the name of each selling securityholder, the principal amount of debentures that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such debentures are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

            The principal amounts of the debentures provided in the table below is based on information provided to us by the selling securityholders at various dates through February 10, 2003, and the percentages are based on $165 million aggregate principal amount of debentures outstanding. The number of shares of common stock that may be sold is based on the current conversion rate of 24.7188 shares of common stock per $1,000 principal amount of debentures.

            Since the date on which each selling securityholder provided the information below, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion or its debentures in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders is expected to change from time to time. If we are informed of any changed information, it will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the debentures, is subject to adjustment under the circumstances described in this prospectus. Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease.

            The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the debentures or shares of common stock issuable upon conversion of the debentures, we cannot estimate the amount of debentures or common stock that the selling securityholders will hold upon consummation of any such sales.

Name	Aggregate Principal Amount of Debentures that May be Sold	Percentage of Debentures Outstanding	Number of Shares of Common Stock Covered by this Prospectus(1)

Advisory Committee Arbitrage Fund (I) L.P.	$1,000,000	*	24,718

Allstate Life Insurance Company	$2,000,000	1.2%	49,437

American Fidelity Assurance Company	$350,000	*	8,651

Aventis Pension Master Trust	$125,000	*	3,089

Banc of America Securities LLC	$3,527,000	2.1%	87,183

Bank Austria Cayman Islands, Ltd.	$2,380,000	1.4%	58,830

Boilermaker - Blacksmith Pension Trust	$565,000	*	13,966

CC Investments, LDC	$2,000,000	1.2%	49,437

CareFirst Blue Choice, Inc.	$125,000	*	3,089

CareFirst of Maryland, Inc.	$350,000	*	8,651

City of Birmingham Retirement & Relief System	$475,000	*	11,741

City of Knoxville Pension System	$175,000	*	4,325

Clinton Convertible Managed Tracking Account 1 Limited	$250,000	*	6,179

Clinton Riverside Convertible Portfolio Limited	$1,375,000	*	33,988

Clinton Multistrategy Master Fund, Ltd.	$1,375,000	*	33,988

Convertible Securities Fund	$100,000	*	2,471

Name	Aggregate Principal Amount of Debentures that May be Sold	Percentage of Debentures Outstanding	Number of Shares of Common Stock Covered by this Prospectus(1)

D. E. Shaw Investment Group, L.P.	$500,000	*	12,359

D. E. Shaw Valence Portfolios, L.P.	$2,000,000	1.2%	49,437

Delta Pilots Disability and Survivorship Trust	$225,000	*	5,561

Dorinco Reinsurance Company	$325,000	*	8,033

Freestate Health Plan, Inc.	$75,000	*	1,853

Genesee County Employees’Retirement System	$250,000	*	6,179

Goldman, Sachs & Co. Profit Sharing Master Trust	$51,000	*	1,260

Greek Catholic Union of the USA	$100,000	*	2,471

Group Hospitalization and Medical Services, Inc.	$400,000	*	9,887

HFR CA Select Fund	$600,000	*	14,831

HSBC Trustee, Zola Managed Trust	$725,000	*	17,921

HealthNow New York, Inc.	$100,000	*	2,471

Highbridge International LLC	$20,350,000	12.3%	503,027

Innovest Finanzdienstleinstungs AG	$600,000	*	14,831

JMG Capital Partners, LP	$750,000	*	18,539

JMG Triton Offshore Fund, Ltd.	$750,000	*	18,539

J.P. Morgan Securities, Inc.	$2,124,000	1.3%	52,502

Jackson County Employees’Retirement System	$100,000	*	2,471

Name	Aggregate Principal Amount of Debentures that May be Sold	Percentage of Debentures Outstanding	Number of Shares of Common Stock Covered by this Prospectus(1)

KBC Financial Products USA Inc.	$250,000	*	6,179

KBC Financial Products (Cayman Island) Limited	$7,000,000	4.2%	173,031

Knoxville Utilities Board Retirement System	$80,000	*	1,977

Lyxor Master Fund, c/o Zola Capital Management	$1,525,000	*	37,696

MFS Total Return Fund	$2,495,000	1.5%	61,673

MFS/Sun Life Mid Cap Value Fund	$3,000	*	74

Macomb County Employees’Retirement System	$155,000	*	3,831

McMahan Securities Co. L.P.	$1,350,000	*	33,370

Man Convertible Bond Master Fund, Ltd.	$3,463,000	2.1%	85,601

Morgan Stanley Dean Witter Convertible Securities Trust	$2,500,000	1.4%	61,797

Nations Convertible Securities Fund	$2,900,000	1.8%	71,684

NORCAL Mutual Insurance Company	$200,000	*	4,943

OZ Convertible Master Fund, Ltd.	$197,000	*	4,869

OZ Mac 13 Ltd.	$51,000	*	1,260

OZ Master Fund, Ltd.	$2,701,000	1.6%	66,765

Physicians’Reciprocal Insurers Account #7	$600,000	*	14,831

RAM Trading Ltd.	$8,500,000	5.1%	210,109

RCG Baldwin, LP	$518,000	*	12,804

Name	Aggregate Principal Amount of Debentures that May be Sold	Percentage of Debentures Outstanding	Number of Shares of Common Stock Covered by this Prospectus(1)

RCG Halifax Master Fund, Ltd.	$1,238,000	*	30,601

RCG Latitude Master Fund, Ltd.	$2,587,000	1.5%	63,947

RCG Multi Strategy A/C LP	$3,105,000	1.8%	76,751

Ramius LP	$207,000	*	5,116

SEI Private Trust Company	$225,000	*	5,561

SG Cowen Securities - Convertible Arbitrage	$5,000,000	3.0%	123,594

St. Thomas Trading, Ltd.	$5,537,000	3.4%	136,867

San Diego County Employees Retirement Association	$1,750,000	1.1%	43,257

Southern Farm Bureau Life Insurance Company	$500,000	*	12,359

Sunrise Partners Limited Partnership	$2,000,000	1.2%	49,437
The Cockrell Foundation	$50,000	*	1,235

The Dow Chemical Company Employees’ Retirement Plan	$1,100,000	*	27,190

The Fondren Foundation	$200,000	*	4,943

UBS AG London Branch	$50,000,000	30.3%	1,235,940

United Food and Commercial Workers Local 1262 and Employers Pension Fund	$225,000	*	5,561

Xavex Convertible Arbitage #5	$315,000	*	7,786

Zazove Hedged Convertible Fund L.P.	$2,500,000	1.5%	61,797

Zazove Income Fund L.P.	$2,000,000	1.2%	49,437

Zola Partners, L.P.	$4,750,000	2.9%	117,414

Name	Aggregate Principal Amount of Debentures that May be Sold	Percentage of Debentures Outstanding	Number of Shares of Common Stock Covered by this Prospectus(1)

Zurich Institutional Benchmarks Master Fund Ltd.	$2,500,000	1.5%	61,797

Unnamed holders of debentures or any future transferees, pledgees, donees or successors of any such unnamed holders(2)	$ 0	0%	0

Total:	$165,000,000 (3)	100%	4,078,602

______________________

*	Less than 1%

(1)

Assumes conversion of all of the holders’ debentures at a conversion rate of $40.455 per share of common stock. This conversion rate is subject to adjustment as described under "Description of Debentures –Conversion Rights - Adjustments to Conversion Rate." As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Specific information about these holders will be set forth in supplements or amendments to this prospectus, if required.

(3)

The total principal amount of debentures at maturity listed above is more than $165,000,000 because certain of the above-listed selling securityholders may have, without notifying us, transferred debentures or otherwise reduced their position pursuant to transactions exempt from the registration requirements of the Securities Act. The maximum amount at maturity of debentures that may be sold under this prospectus will not exceed $165,000,000.

PLAN OF DISTRIBUTION

            The selling securityholders are the only persons authorized to offer and sell the securities covered by this prospectus. We will not receive any of the proceeds from the offering of the debentures or the common stock by the selling securityholders. In connection with the initial offering of the debentures, we entered into the registration rights agreement described under "Description of Debentures –Registration Rights." Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the debentures and shares of our common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts, expenses of each holder’s counsel, selling commissions and transfer taxes, in connection with the registration and sale of the debentures and shares of common stock covered by this prospectus.

            We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the securities offered hereby from time to time:

--	directly; or

--	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the securities for whom they may act as agent.

            The debentures and the shares of our common stock may be sold from time to time in one or more transactions at:

--	fixed prices, which may be changed;

--	prevailing market prices at the time of sale;

--	varying prices determined at the time of sale; or

--	negotiated prices.

            These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the securities offered by them hereby will be the purchase price of the securities less discounts and commissions, if any.

            The sales described in the preceding paragraph may be effected in transactions:

--	on any national securities exchange or quotation service on which the debentures or shares of our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of our common stock;

--	in the over-the-counter market;

--	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

--	through the writing of options or similar securities.

            These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

            In connection with sales of the debentures and shares of our common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the securities in the course of hedging their positions. The selling securityholders may also sell the securities short and deliver the securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell the securities.

            To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures or the shares of our common stock covered by this prospectus. Selling securityholders may sell none, some or all of the securities covered by this prospectus. In addition, we cannot assure you that a selling securityholder will not sell, donate or otherwise transfer the debentures or common stock by other means not described in this prospectus.

            Our common stock is listed for trading on the New York Stock Exchange.

            The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the debentures or our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

            The selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, we will, if reasonably requested, prepare a revised prospectus or prospectus supplement, if required, which discloses information required to be disclosed under the registration rights agreement including:

--	the name of the selling securityholders and any participating underwriters, broker-dealers or agents;

--	the aggregate amount and type of securities being offered;

--	the offering price of the securities and other material terms of the offering; and

--	any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

            The prospectus supplement or a post-effective amendment will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities.

            We have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the shelf registration statement to which this prospectus relates and each person, if any, who controls CenturyTel within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

            The selling securityholders and any other person participating in such distribution will be subject to certain provisions of the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying shares of our common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying shares of our common stock to engage in market-making activities with respect to the particular debentures and the underlying shares of our common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the debentures and the underlying shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying shares of our common stock.

            Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the shelf registration statement of which this prospectus forms a part effective until the earlier of:

--	the time when the holders of the debentures are able to sell all such debentures pursuant to Rule 144 under the Securities Act; or

--	the date when all of the debentures or the shares of our common stock issuable upon conversion of the debentures registered under the shelf registration statement have been disposed of in accordance with such registration statement or Rule 144.

            Our obligation to keep the shelf registration statement effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of the debentures and shares of our common stock pursuant to the shelf registration statement.

            We may suspend the use of this prospectus upon the occurrence or existence of certain specified events or conditions that, in our sole judgment, make it appropriate for us to take such action. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event or condition until the selling securityholder receives a prospectus supplement or amendment, or is advised that this prospectus may be used. See "Description of Debentures – Registration Rights."

LEGAL MATTERS

            The validity of the debentures have been passed upon for CenturyTel by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

EXPERTS

            The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, included in CenturyTel, Inc.’s current report on Form 8-K dated March 19, 2002 and filed with the SEC on August 13, 2002, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

            The special purpose financial statements of Verizon's Alabama Operations and Verizon's Missouri Operations as of December 31, 2001, and for year then ended, included in CenturyTel, Inc.'s current report on Form 8-K dated August 1, 2002  filed on August 13, 2002, and August 31, 2002 and filed with the SEC on October 8, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein.  Such special-purpose financial statements have been incorporated by reference herein in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

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